

September 28, 2010

Via U.S. Mail and Fax (973) 242-5176

Ralph Izzo
Chief Executive Officer
Public Service Enterprise Group Incorporated
80 Park Plaza, P.O. Box 1171
Newark, New Jersey 07101-1171

> **Re:** **Public Service Enterprise Group Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 8, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 6, 2010**
> **File No. 001-09120**

Dear Mr. Izzo:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 3. Legal Proceedings, page 41

1. Please expand your Legal Proceedings disclosure to include a discussion of the IRS matter you reference in your Risk Factor disclosure on page 32. Refer to Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Overview of 2009 and Future Outlook, page 49

2. Please expand your discussion on page 49 regarding customers' migration away from BGS Contracts. Discuss whether you expect the trend to continue and the actions you are taking to address it. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

3. In the second full paragraph on page 50 you state that you will explore growth opportunities to help offset reduced margins due to lower market prices and reduced demands. Please expand this discussion to describe the growth opportunities you will explore and the status of such exploration.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Exhibit 31

4. Please confirm that going forward your certifications will appear exactly as set forth in Item 601(b)(31). For example, we note that you deleted parenthetical language from paragraph 4(d).

Definitive Proxy Statement on Schedule 14A filed March 8, 2010

Transactions with Related Persons, page 13

5. It does not appear that you provide a complete discussion of your transactions with related persons policies and procedures pursuant to the requirements of Item 404(b) of Regulation S-K. We note that you provide a general summary of certain aspects of your policies and procedures, and you refer to certain written documents that contain these policies and procedures, but your disclosure should specifically address (i) all of the types of transactions that are covered by your policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) the persons or groups of persons responsible for applying the policies and procedures. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director